Exhibit 99.11

PRESS RELEASE

Russia: TotalEnergies continues to implement its principles of conduct and sells its 49% interest in the Russian

Termokarstovoye gas field to Novatek

Paris, August 26, 2022 - On March 22, 2022, TotalEnergies publicly shared its principles of conduct for its Russian related business. TotalEnergies reiterated its firmest condemnation of Russia's military aggression against Ukraine and stated that it would ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia.

TotalEnergies thus restated its duty to contribute toward securing Europe’s gas supply from the Yamal LNG plant within the framework of long-term contracts that it must honor as long as Europe's governments do not take sanctions on Russian gas. TotalEnergies also announced the gradual suspension of its activities in Russia for those which do not contribute to the security of energy supply of Europe. This included assets producing oil (Kharyaga field) and gas for the local Russian market (Termokarstovoye field) as well as other local businesses (lubricants, batteries) which were mothballed in the first half of the year.

On July 6, 2022, in line with these principles, TotalEnergies announced the sale of its remaining 20% interest in the Kharyaga oil project to Zarubezhneft. This transfer was finalized on August 3, 2022.

On July 18, 2022, TotalEnergies agreed to sell to Novatek TotalEnergies' 49% interest in Terneftegaz, which operates the Termokarstovoye gas and condensates field in Russia, on economic terms enabling TotalEnergies to recover the outstanding amounts invested in the field.

Pursuant to Russian regulations, a request to authorize this transaction was addressed to the Russian authorities on August 8, 2022. On August 25, 2022, Russian authorities issued their agreement to the proposed sale. As a result, on August 26, 2022, TotalEnergies and Novatek signed the final sale and purchase agreement of TotalEnergies’ 49% interest in Terneftegaz. Closing is expected in September 2022, subject to customary conditions.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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